Exhibit 99.1

ASX, Nasdaq and Media Release

5 April 2024

Opthea to Participate in the 23rdAnnual Needham Virtual Healthcare Conference

Melbourne, Australia and Princeton, NJ, April 4, 2024 -- Opthea Limited (ASX/NASDAQ: OPT “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced that management will present at the 23rd Annual Needham Virtual Healthcare Conference and participate in one-on-one investor meetings on April 11, 2024.

23rd Annual Needham Virtual Healthcare Conference Presentation Details:

Date:	Thursday, April 11th
Time:	3:45 p.m. ET
Presenter:	Frederic Guerard, Pharm D, CEO
Webcast Link	Here

A webcast of the Needham presentation can be accessed under “Events & Presentations” in the Investor Relations section of the Company’s website, www.opthea.com.

About Opthea

Opthea (ASX:OPT; NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610,) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve overall efficacy and deliver superior vision gains compared to the standard-of-care anti-VEGF-A agents. To learn more, visit our website and follow us on X and LinkedIn.

Authorized for release to ASX by Fred Guerard, CEO

Investor Enquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors Email: pkelleher@lifesciadvisors.com Media Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com